Exhibit (a)(5)(A)

Star Mountain Lower Middle-Market Capital Corp.
140 E. 45th Street
New York, New York 10017
(646) 787-0300

[•], 2026

[Stockholder Name]

Re: Star Mountain Lower Middle-Market Capital Corp.
Tender Acceptance Notice

Dear Stockholder:

Star Mountain Lower Middle-Market Capital Corp. (the “Company”) acknowledges your request to tender to the Company shares of the Company’s common stock, par value $0.001 per share (the “Shares”), on the terms and conditions set out in the Company’s Offer to Purchase (the “Offer to Purchase”). The Accepted Tender Amount (i.e., the proceeds you will receive in respect of the tendered Shares) will be calculated based on (i) the number of Accepted Tender Shares shown below, (ii) the total number of Shares available for tender and (iii) the per share net asset value of the applicable class of Shares (“NAV”) as of the Tender Valuation Date.

Accepted Tender Shares	[•] Class [•] Shares
Offer to Purchase Dated	August 31, 2026
Tender Valuation Date	September 30, 2026

The Company will confirm the Accepted Tender Amount to you in a subsequent letter once the NAV has been finalized. Proceeds in respect of the tendered Shares will be paid within sixty (60) days following the Expiration Date.

Please refer to the Offer to Purchase for additional important information. If you have any questions regarding this notice, please contact the Company.

Sincerely,

Star Mountain Fund Management LLC

The Advisor